UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended March 28, 2012 [news releases]

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE March 16, 2012

CANADIAN ZINC REPORTS FINANCIAL RESULTS FOR FISCAL 2011 Prairie Creek Mine in Regulatory Permitting Phase Plans Announced for 2012

Vancouver, British Columbia, March 16, 2012 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the year ended December 31, 2011.

This press release should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2011, and management’s discussion & analysis (“MD&A”) for the year ended December 31, 2011, both available on SEDAR at www.sedar.com.

Financial Results for Fiscal 2011

For the year ended December 31, 2011, the Company reported a net loss and comprehensive loss of $33,362,000 compared to net income and comprehensive income of $18,494,000 for the year ended December 31, 2010.

The decrease in net income in 2011 was primarily attributable to mark-to-market losses on the Company’s shares in Vatukoula Gold Mines plc, and by higher exploration and evaluation expenses. The Company incurred an unrealized loss of $25.7 million in 2011 on its investment in Vatukoula Gold Mines compared to an unrealized gain of $25.2 million in 2010.

At December 31, 2011, the Company had a positive working capital balance of $21,175,000 including cash and cash equivalents of $2,975,000, short term investments of $5,407,000 and marketable securities of $13,707,000 (for a total of $22,089,000). At December 31, 2010, the Company had cash and cash equivalents of $4,464,000, short term investments of $2,900,000, marketable securities of $39,400,000, and a positive working capital balance of $46,380,000.

Cash inflows from financing activities totaled $8,069,000 for the year ended December 31, 2011 versus $5,024,000 for the comparative period, primarily arising from the Company’s financing activities at the end of 2011.

Subsequent to the end of the year, Canadian Zinc closed a bought deal public offering of 7,610,000 units at $0.67 per unit for gross proceeds of $5,098,700 and also closed the second tranche of the previously announced non-brokered private placement with Zhongrun International Mining Co. Ltd., (“Zhongrun”) consisting of an additional 6,000,000 units (“Units”) at $0.67 per Unit for gross proceeds of $4,020,000.

Closing of the bought deal public offering and the second tranche of the Zhongrun financing brought the total gross proceeds raised from the financings completed subsequent to the end of the year to $9.2 million and increased the Company’s cash position as at February 29, 2012 to approximately $16.0 million.

Prairie Creek Mine

During 2011, Canadian Zinc expensed $5.5 million on its exploration and evaluation programs, including permitting and environmental activities, at Prairie Creek, compared to $4.1 million during the year ended December 31, 2010. The overall increase in expenditures relates primarily to the 2011 diamond drill program carried out at the Prairie Creek mine site and the Feasibility Study initiated by the Company and being completed by SNC-Lavalin Inc.

On December 8, 2011, the Mackenzie Valley Environmental Impact Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s proposed Prairie Creek Mine, and submitted the Report and Decision to the Federal Minister of Aboriginal Affairs and Northern Development. The Review Board concluded that the proposed development of the Prairie Creek Mine as described in the Report of Environmental Assessment, including the list of commitments made by Canadian Zinc during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern. The Review Board therefore concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals by the Mackenzie Valley Land and Water Board.

In January 2012, the Company was advised by the Water Board that the regulatory process had commenced and requested the Company to submit a Consolidated Project Description (“CPD”), highlighting the changes that have resulted from commitments made by Canadian Zinc during the environmental assessment process and any responses to the Review Board’s suggestions. The Company submitted the CPD to the Water Board on February 16, 2012.

Following review of the CPD the Water Board will prepare a work plan for the permitting and licensing process. It is expected that the work plan will include review and comment of the CPD, a technical session, a public hearing and a final review of the draft Land Use Permits and Water Licence terms and conditions. It is uncertain, at this time, how long this final stage permitting process will take to complete.

The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. [Technical Report December 2011, Alan B. Taylor, Qualified Non-Independent Person, in compliance with NI 43-101].

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver. The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure. The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

Vatukoula Gold Mines plc

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 14% of the issued share capital. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.

Canadian Zinc recorded an unrealized loss on its investment in VGM during the year ended December 31, 2011, compared to an unrealized gain of $25.2 million in 2010. At December 31, 2011, the Company’s investment in VGM had a market value of $13.707 million.

For its financial year ended August 31, 2011 VGM produced 53,461 ounces of gold. Underground ore delivered increased by 40% compared to the previous year and underground development was 24,453 metres, up from 8,720 metres in the previous year. The Vatukoula mineral resource base increased by 6% to 4.2 million ounces, of which, 790,000 ounces are classified as mineral reserves.

In October 2011, VGM, announced the discovery of a new high-grade ore zone 300 metres north of the existing mine workings. The new ore zone has been intersected between 300 metres and 700 metres below surface (levels 11 to 23) and is open along strike and down dip. Further work is planned to establish the full size and scale of the new discovery.

In January 2012, VGM reported its unaudited preliminary operational results for the first quarter ended November 30, 2011, which showed a marked improvement in underground production. Gold produced increased from the previous quarter by 47% to 15,684 ounces (Q4 August 31, 2011: 10,670), and underground grade delivered to the mill increased by 32% to 5.66 grams of gold per tonne (Q4 August 31, 2011: 4.29 grams of gold per tonne).

The tonnes delivered from underground were 86,181, 7% below the previous quarter (Q4 August 31, 2011: 91,733), but the grade delivered was 5.66 grams of gold per tonne, a 32% increase over the previous quarter. Overall, the gold produced increased by 47%. The mine maintained its development program with a total of 7,061 metres completed in the quarter (Q4 August 31, 2011: 6,751), maintaining an accelerated development rate.

The outlook for the Company’s investment in VGM is dependent on the ongoing performance of VGM. The market value of the Company’s investment in VGM at March 14, 2012, was $14.6 million.

Outlook For 2012

Canadian Zinc’s continued focus for 2012 will be to advance the Prairie Creek permit applications through the regulatory phase, to the issue of permits allowing for production. On-going collaboration with various government departments, agencies and Aboriginal groups will continue to support the proposed development.

The Company also plans to conduct further technical work to assist in submissions for the Water Board as part of this process and will involve further planning and design, site investigations to further assess the existing infrastructure, optimize the mill plan layout and further assess the transportation corridor. Further data gathering and testing of specific mine aspects, mainly related to water treatment and management, are expected to continue as part of regulatory phase of the permitting process.

The Company plans to advance the Prairie Creek Project to feasibility. The Feasibility Study, led by SNC Lavalin, is intended to include capital and working cost estimates for underground mining,

preliminary designs of stoping methods and layouts; and capital and working cost estimates for the rehabilitation and upgrade of the processing plant, power plant and water treatment and storage ponds. It is planned that Phase One of the Feasibility Study will be completed around the end of the first quarter of 2012, and further optimizations and enhancements will continue throughout 2012.

An addendum to the Feasibility Study (Phase Two) will be completed later in the year and will further take into account some additional site geo-technical work planned to be carried out during the summer months.

As part of the ongoing mine development process the Company also plans to engage in discussions with various smelters and metal traders with regard to the processing and marketing of the lead and zinc concentrates expected to be produced by the Prairie Creek Mine.

The Company is planning its 2012 exploration program on the Prairie Creek Property and with a budget of $2.5 million, intends to continue the deep-hole diamond drill exploration program at Casket Creek, approximately 1.6 kilometres north of the most northern drillhole that defines the present mineral resource, and also to continue exploration in the immediate vicinity of the Prairie Creek Mine.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
 E-mail: invest@canadianzinc.com                                                                           Website: www.canadianzinc.com

Risks and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2011, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Non-Independent Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, the timing of exploration, development and mining activities, completion of financings, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the financial results of the company and future gold production and profitability of VGM. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: March 28, 2012	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman